April 22, 2008

08002222

RECEIVED

2008 APR 30 A 7:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 035/2008**

  Subject: Notification of the Resolutions of the 2008 Annual General Meeting of Shareholders

  Date: April 22, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAY 06 2008
THOMSON REUTERS

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc

dlw 4/30

Enclosure

RECEIVED
2008 APR 30 A 7:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
April 22, 2008

SH 035/2008

April 22, 2008

Re: Notification of the Resolutions of the 2008 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Attachment: Interim Financial Statements (Cost Method) for the period January 1- April 10, 2008 (Unaudited & Unreviewed)

We would like to inform you that the 2008 Annual General Meeting of Shareholders of Shin Corporation Plc (the "Company"), held on April 22, 2008 at 2 p.m. at the Auditorium, 9th floor, Shinawatra Tower 3, Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok, has passed the resolutions listed below.

1. Adopted the Minutes of the Annual General Meeting of Shareholders for 2007, held on April 25, 2007, by a simple majority vote of the shareholders attending the meeting who were entitled to vote. The total votes were cast as follows:

Approved	3,106,464,446	votes, equivalent to	100	%
Disapproved	0	votes, equivalent to	0	%
Abstained	0	votes, equivalent to	0	%

2. Adopted the Board of Directors' report on the Company's operating results for 2007, by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,106,464,807	votes, equivalent to	100	%
Disapproved	0	votes, equivalent to	0	%
Abstained	0	votes, equivalent to	0	%

3. Approved the balance sheet and income statements for the year ended December 31, 2007, by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,106,464,807	votes, equivalent to	100	%
Disapproved	0	votes, equivalent to	0	%
Abstained	0	votes, equivalent to	0	%

4. Approved the following appropriation of the net profit for dividend payments:

	Period	Payment (Baht/Share)	Approximate Dividend payment (Baht million)
4.1 2007 Annual dividend payment	1 Jan - 31 Dec 2007	0.30	960
4.2 Interim dividend payment	1 Jan - 10 Apr 2008	1.25	4,001
Total		1.55	4,961

Remark: The interim dividend for the performance of January 1 - April 10, 2008 in 4.2 was approved based on the interim financial statement (cost method) for the period January 1 - April 10, 2008, as shown in *the Attachment.*

The share registration book to determine which shareholders are entitled to receive the dividends listed above will be closed at 12 noon on April 29, 2008 and the dividends will be paid on May 12, 2008.

The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,106,464,807	votes, equivalent to	100	%
Disapproved	0	votes, equivalent to	0	%
Abstained	0	votes, equivalent to	0	%

5. Approved the appointment of KPMG Phoomchai Co., Ltd. (KPMG) as the Company's external auditors and fixed their remuneration for 2008.

   The name list of auditors is as follows:

Mr. Supot Singhasaneh	CPA (Thailand) No. 2826
Mr. Winid Silamongkol	CPA (Thailand) No. 3378
Miss Somboon Supasiripinyo	CPA (Thailand) No. 3731
Mr. Charoen Phosamritlert	CPA (Thailand) No. 4068

   Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG is authorized to delegate another one of its certified public accountants to conduct the audit. The audit fee for 2008 is fixed at a total amount not exceeding Baht 2.19 million.

   The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,106,464,807	votes, equivalent to	100	%
Disapproved	0	votes, equivalent to	0	%
Abstained	0	votes, equivalent to	0	%

6. Approved the re-appointment of the following three directors who were due to retire by rotation in 2008:

- Mr. Vithit Leenutapong	Independent Director, Member of the Audit Committee, Member of the Nomination & Governance Committee and Member of the Remuneration Committee
- Mr. Somchai Supphatada	Independent Director and Chairman of the Audit Committee
- Mr. Chalaluck Bunnag	Independent Director and Member of the Audit Committee

The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Name	Approved	Disapproved	Abstained
Mr. Vithit Leenutapong	3,106,463,107 votes, equivalent to 100 %	1,500 votes, equivalent to 0 %	200 votes, equivalent to 0 %
Mr. Somchai Supphatada	3,106,463,107 votes, equivalent to 100 %	1,500 votes, equivalent to 0 %	200 votes, equivalent to 0 %
Mr. Chalaluck Bunnag	3,106,463,107 votes, equivalent to 100 %	1,500 votes, equivalent to 0 %	200 votes, equivalent to 0 %

The Company's Board of Directors will comprise the following members:

- Dr. Virach Aphimettetamrong	Independent Director and Chairman of the Board of Directors
- Mr. Somchai Supphatada	Independent Director and Chairman of the Audit Committee
- Mr. Vithit Leenutapong	Independent Director, Member of the Audit Committee, Member of the Nomination & Governance Committee, and Member of the Remuneration Committee
- Mr. Chalaluck Bunnag	Independent Director and Member of the Audit Committee
- Mr. Boon Swan Foo	Director, Chairman of the Nomination & Governance Committee and Member of the Remuneration Committee
- Mrs. Thitima Rungkwansiriroj	Director and Member of the Nomination & Governance Committee
- Mr. Surin Upatkoon	Director
- Mr. Somprasong Boonyachai	Director, Member of the Nomination & Governance Committee, Member of the Remuneration Committee and Chairman of the Executive Committee
- Mr. Arak Chonlatanon	Director and Member of the Executive Committee

7. Approved the remuneration for the Company's Board of Directors in 2008, fixed at a total amount not exceeding Baht 20 million. The details are as follows:

    - The Chairman of the Board shall receive a monthly allowance of Baht 300,000 and an annual bonus but will not be entitled to a meeting allowance or any remuneration as the chairman or member of other committees;
    - Directors shall receive a monthly allowance of Baht 75,000, an annual bonus and a meeting allowance of Baht 25,000 for each board or sub-committee meeting;
    - The Chairman of the Audit Committee shall receive a monthly allowance of Baht 25,000 and the chairmen of other committees shall receive a monthly allowance of Baht 10,000;
    - Executive directors shall not receive any remuneration as members of the board.

Remuneration

(Unit : Baht)

Director	Remuneration 2008 (the propose year)			Remuneration 2007		
	Monthly	Meeting allowance	Bonus	Monthly	Meeting allowance	Bonus
The Board of Director						
Chairman	300,000	-	✓	300,000	-	✓
Member	75,000	25,000	✓	75,000	25,000	✓
Audit Committee						
Chairman	25,000	25,000	✓	15,000	25,000	✓
Member	-	25,000	✓	-	25,000	✓
Other Committee						
Chairman	10,000	25,000	✓	-	25,000	✓
Member	-	25,000	✓	-	25,000	✓

The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,106,464,807	votes, equivalent to	100	%
Disapproved	0	votes, equivalent to	0	%
Abstained	0	votes, equivalent to	0	%

Attachment

SHIN CORPORATION PLC

Interim Financial Statements (Cost Method)

For the period January 1 - April 10, 2008

Unit : Baht million

Statement of Income	(Unaudited & Unreviewed)	
	Actual	Pro forma*
Revenues		
Dividend income	4,170	4,170
Other income	20	24
Total revenues	4,190	4,194
Selling & admin and impairment loss on investment	146	187
Net profit for the period	4,044	4,007
Earnings per share (Baht)	1.26	1.25

Unit : Baht million

Balance Sheet	(Unaudited & Unreviewed)	
	Actual	Pro forma*
Assets		
Cash and cash equivalents	2,552	2,422
Accrued dividend income	4,170	4,170
Investments in subsidiaries, associates & JV	12,504	12,504
Other assets	104	113
Total assets	19,330	19,210
Liabilities and shareholders' equity		
Total liabilities	91	59
Shareholders' equity		
Share capital	3,201	3,197
Premium on share capital	10,197	10,150
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	5,341	5,304
Total shareholders' equity	19,239	19,151
Total liabilities and shareholders' equity	19,330	19,210

Note * Pro forma is included in enclosure 3 of the invitation letter of 2008 Annual General Meeting of Shareholders

END